SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

Nominee for Executive Director of Kookmin Bank

On September 28, 2007, Kookmin Bank disclosed details regarding the nominee for the executive director to be appointed at the extraordinary general meeting of shareholders to be held on October 31, 2007.

Nominee for Executive Director

Name (Date of Birth)	Term of Office	Newly/Re appointed	Career	Current Position	Education	Nationality
Chung Won Kang (12/19/1950)	3 yrs	Reappointed	• Chief Country Officer, Bankers Trust Group, Korea • Chief Country Officer, Deutsche Bank Group, Korea • President & CEO, former Seoul Bank	President & CEO, Kookmin Bank	• Hong Kong International School • B.A. in Economics, Dartmouth College • M.A. in Law & Diplomacy, The Fletcher School of Law & Diplomacy	Republic of Korea

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: September 28, 2007	By:	/s/ Kap Shin
(Signature)

	Name:	Kap Shin
	Title:	CFO / Senior EVP
Executive Director